Mail Stop 3010

January 26, 2010

Mr. Terry L. Stevens
Chief Financial Officer
Highwoods Properties, Inc.
3100 Smoketree Court, Suite 600
Raleigh, NC 27604

      Re: Highwoods Properties, Inc.
              Form 10-K for the year ended December 31, 2008
              File No. 1-13100

Dear Mr. Stevens:

We have completed our review of the above referenced filing and have no further comments at this time.

           Sincerely,

           Kevin Woody
           Branch Chief